

April 23, 2015

Via E-mail
Stephen Kirkwood
Executive Vice President, General Counsel and Corporate Secretary
The J.G. Wentworth Company
201 King of Prussia Road, Suite 501
Radnor, PA 19087-5148

> **Re:** **The J.G. Wentworth Company**
> **Registration Statement on Form S-3**
> **Filed March 31, 2015**
> **File No. 333-203111**

Dear Mr. Kirkwood:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1.   We note your disclosure that pursuant to Securities Act Rule 457(p), the filing fee is being offset by the fee paid in connection with the filing of your registration statement on Form S-1, File No. 333-196146. Please explain to us the basis for your reliance on Rule 457(p). To the extent that you are combining two or more registration statements into this prospectus in accordance with the provisions of Securities Act Rule 429, please ensure that in your next amendment you identify the earlier registration statement(s) as required by Rule 429(b).

Prospectus Cover Page

2.	It appears that you are attempting to simultaneously register the primary issuance and the resale of the same 9,963,745 shares of common stock, issuable upon the exchange of JGW Common Interests with the shares of the company's Class A stock. Please provide us with a detailed legal analysis of your basis for the primary as well as the secondary registration of these securities.

3.	Refer to your disclosure in the third bullet point. Please explain to us why you may register the resale of Class A shares issuable upon the conversion of Class C common stock at this time, given that no shares of Class C common stock appear to be currently outstanding (refer also to disclosure in the first paragraph of page F-47 of the company's latest annual report on Form 10-K). Since the securities subject to a resale registration must be outstanding at the time of the filing of the registration statement, in your analysis, please ensure to consider the Commission´s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

4.	Your disclosure here is inconsistent with your page three "Offering" disclosure. For example on page three you state that you are registering the primary issuance of 14,324,368 Class A shares, which number includes also (i) 4,360,623 shares issuable upon the conversion of Class C shares and (ii) 966,434 Class A shares issuable upon the exercise of certain warrants. This disclosure conflicts with your prospectus cover page disclosure indicating that you are registering the primary issuance of 9,963,745 shares of Class A stock and the resale of the shares issuable upon conversion of Class C shares and the exercise of certain warrants. Please revise your disclosures accordingly, taking into account the issues raised in our comment two above.

5.	It appears that following the company's initial public offering, you have filed three registration statements covering the issuance and/or resale of Class A shares issuable upon exchange of common membership interests or conversion of Class C shares. To help us better understand the number of securities you are trying to register pursuant to this registrations statement, please provide us supplementally with a tabular presentation of the number of securities covered by the registration rights agreement entered into at the time of the IPO, the number of securities registered and sold pursuant to each of the registration statements filed, and the balance of shares following those sales.

Selling Stockholders, page 9

6.	We note your tabular disclosure of "All Other Selling Stockholders" on page 11. Please revise to name these security holders individually and indicate all material relationships that any selling security holders have had with you, your predecessors, or your affiliates in the past three years. Refer to Item 507 of Regulation S-K. Finally, please tell us, and to the extent applicable, disclose whether Neal Pomroy disclosed in footnote (18) is Robert N. Pomroy who currently serves as one of the company's directors.

7.   Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services. If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business and that the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If not, you must indicate that such selling security holder is an underwriter.

8.   The disclosure in footnote (19) seems to relate to a former selling shareholder, Credit Value Master Fund II (refer to footnote (12) on page nine of your registration statement on Form S-1, File No. 333-196146). Please revise your disclosure accordingly.

Where You Can Find More Information, page 18

9.   We note that you are incorporating by reference your annual report on Form 10-K, filed on March 13, 2015. We further note that Part III of this annual report incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until the filing of the information required by Part III of your Form 10-K. Refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5.1 – Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.   Please have counsel revise the legal opinion to opine on the legality of the 769,359 Class A shares registered for resale by certain of the selling shareholders. Refer to clause (iii) at the end of the third bullet point on the prospectus cover page. To the extent necessary, please have counsel further revise its opinion to address staff's comments two through four above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: Andrea L. Nicolas, Esq.